SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)1

LINKBANCORP, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

53578P105

(CUSIP Number)

George Parmer

5300 Derry Street

Harrisburg, Pennsylvania 17111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

February 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 53578P105	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS George Parmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,764
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 133,764
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.81%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 53578P105	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Residential Warranty Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 981,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 981,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 53578P105	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Eastern Atlantic Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%
14	TYPE OF REPORTING PERSON IC

CUSIP NO. 53578P105	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Western Pacific Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%
14	TYPE OF REPORTING PERSON IC

CUSIP NO. 53578P105	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Barbara Parmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,360
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,360
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 53578P105	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Parmer Family 2016 Continuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 147,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 147,508

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.91%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 53578P105	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Parmer Family Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,926
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,926

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 53578P105	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Parmer 2016 Descendants Transfer Trust share Jeaneve
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,607
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,607

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.59%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 53578P105	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Parmer 2016 Descendants Transfer Trust share Adam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,607
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,607

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.59%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 53578P105	Page 11 of 18 Pages

Item 1.	Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of LINKBANCORP, Inc. (“Issuer”). The address of the principal executive office of the Issuer is 1250 Camp Hill Bypass, Suite 202, Camp Hill, Pennsylvania 17011.

Item 2.	Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

This statement is being filed by George Parmer, Residential Warranty Company LLC, Eastern Atlantic Insurance Company, Western Pacific Mutual Insurance Company, Barbara Parmer, Parmer Family 2016 Continuity Trust, The Parmer Family Partnership, LP, Parmer 2016 Descendants Transfer Trust share Jeaneve, and Parmer 2016 Descendants Transfer Trust share Adam. As of the date hereof, George Parmer beneficially owned 130,764 shares and options to purchase 3,000 shares in the next 60 days, Residential Warranty Company LLC beneficially owned 981,538 shares, Eastern Atlantic Insurance Company beneficially owned 20,000 shares, Western Pacific Mutual Insurance Company beneficially owned 20,000 shares, Barbara Parmer beneficially owned 39,360 shares, Parmer Family 2016 Continuity Trust beneficially owned 147,508 shares, The Parmer Family Partnership, LP beneficially owned 10,926 shares, Parmer 2016 Descendants Transfer Trust share Jeaneve beneficially owned 95,607 shares, and Parmer 2016 Descendants Transfer Trust share Adam beneficially owned 95,607 shares. As a group they beneficially owned 1,541,310 shares, or 9.52%, of the Issuer’s common stock.

(a)	Name:

George Parmer

Residential Warranty Company LLC

Eastern Atlantic Insurance Company

Western Pacific Mutual Insurance Company

Barbara Parmer

Parmer Family 2016 Continuity Trust

The Parmer Family Partnership, LP

Parmer 2016 Descendants Transfer Trust share Jeaneve

Parmer 2016 Descendants Transfer Trust share Adam

(b)	Residence or Principal Address:

CUSIP NO. 53578P105	Page 12 of 18 Pages

George Parmer

5300 Derry Street

Harrisburg, Pennsylvania 17111

Residential Warranty Company LLC

5300 Derry Street

Harrisburg, Pennsylvania 17111

Eastern Atlantic Insurance Company

5300 Derry Street

Harrisburg, Pennsylvania 17111

Western Pacific Mutual Insurance Company

9265 Madras Ct

Littleton, CO 80130

Barbara Parmer

5300 Derry Street

Harrisburg, Pennsylvania 17111

Parmer Family 2016 Continuity Trust

330 S Poplar Ave, Suite 1031

Pierre, South Dakota 57501

The Parmer Family Partnership, LP

5300 Derry Street

Harrisburg, Pennsylvania 17111

Parmer 2016 Descendants Transfer Trust share Jeaneve

5300 Derry Street

Harrisburg, Pennsylvania 17111

Parmer 2016 Descendants Transfer Trust share Adam

5300 Derry Street

Harrisburg, Pennsylvania 17111

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Director

LINKBANCORP, Inc.

1250 Camp Hill Bypass, Suite 202

Camp Hill, Pennsylvania 17011

CUSIP NO. 53578P105	Page 13 of 18 Pages

President and Chief Executive Officer

Residential Warranty Company LLC

5300 Derry Street

Harrisburg, Pennsylvania 17111

Founder, President and Chief Executive Officer

Fine Line Homes

7300 Derry Street

Harrisburg, Pennsylvania 17111

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

George Parmer, Residential Warranty Company LLC, Eastern Atlantic Insurance Company, Western Pacific Mutual Insurance Company, Barbara Parmer, Parmer Family 2016 Continuity Trust, The Parmer Family Partnership, LP, Parmer 2016 Descendants Transfer Trust share Jeaneve, and Parmer 2016 Descendants Transfer Trust share Adam have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

George Parmer, Residential Warranty Company LLC, Eastern Atlantic Insurance Company, Western Pacific Mutual Insurance Company, Barbara Parmer, Parmer Family 2016 Continuity Trust, The Parmer Family Partnership, LP, Parmer 2016 Descendants Transfer Trust share Jeaneve, and Parmer 2016 Descendants Transfer Trust share Adam have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

George Parmer is a U.S. citizen.

Barbara Parmer is a U.S. citizen.

CUSIP NO. 53578P105	Page 14 of 18 Pages

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Existing funds were used to purchase the Issuer’s common stock; all of the shares were acquired in arms length transactions.

Item 4.	Purpose of the Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

As a Director of the Issuer, Mr. Parmer regularly explores potential actions and transactions which may be advantageous to the Issuer including, but not limited to, possible mergers, acquisitions, reorganizations and other material changes to the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capital structure, securities, regulatory and reporting obligations of the Issuer. Except as noted above, George Parmer, Residential Warranty Company LLC, Eastern Atlantic Insurance Company, Western Pacific Mutual Insurance Company, Barbara Parmer, Parmer Family 2016 Continuity Trust, The Parmer Family Partnership, LP, Parmer 2016 Descendants Transfer Trust share Jeaneve, and Parmer 2016 Descendants Transfer Trust share Adam have no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

CUSIP NO. 53578P105	Page 15 of 18 Pages

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above-mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

As of the date hereof, George Parmer beneficially owned 130,764 shares and options to purchase 3,000 shares in the next 60 days, Residential Warranty Company LLC beneficially owned 981,538 shares, Eastern Atlantic Insurance Company beneficially owned 20,000 shares, Western Pacific Mutual Insurance Company beneficially owned 20,000 shares, Barbara Parmer beneficially owned 39,360 shares, Parmer Family 2016 Continuity Trust beneficially owned 147,508 shares, The Parmer Family Partnership, LP beneficially owned 10,926 shares, Parmer 2016 Descendants Transfer Trust share Jeaneve beneficially owned 95,607 shares, and Parmer 2016 Descendants Transfer Trust share Adam beneficially owned 95,607 shares. As a group they beneficially owned 1,541,310 shares, or 9.52%, of the Issuer’s common stock.

CUSIP NO. 53578P105	Page 16 of 18 Pages

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Name	Sole Voting	Shared Voting	Sole Disposition	Shared Disposition
George Parmer	130,764	—	130,764	—
Residential Warranty Company LLC	—	981,538	—	981,538
Eastern Atlantic Insurance Company	—	20,000	—	20,000
Western Pacific Mutual Insurance Company	—	20,000	—	20,000
Barbara Parmer	39,360	—	39,360	—
Parmer Family 2016 Continuity Trust	—	147,508	—	147,508
The Parmer Family Partnership, LP	—	10,926	—	10,926
Parmer 2016 Descendants Transfer Trust share Jeaneve	—	95,607	—	95,607
Parmer 2016 Descendants Transfer Trust share Adam	—	95,607	—	95,607

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§.13d-191), whichever is less, by the persons named in response to paragraph (a).

The following transactions were affected by or on behalf of Residential Warranty Company LLC during the past sixty days:

Date	Shares	Price
02/21/2023	961,538	$7.80

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

CUSIP NO. 53578P105	Page 17 of 18 Pages

Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

George Parmer, Residential Warranty Company LLC, Eastern Atlantic Insurance Company, Western Pacific Mutual Insurance Company, Barbara Parmer, Parmer Family 2016 Continuity Trust, The Parmer Family Partnership, LP, Parmer 2016 Descendants Transfer Trust share Jeaneve, and Parmer 2016 Descendants Transfer Trust share Adam anticipate that additional shares may be purchased in the future. George Parmer, Residential Warranty Company LLC, Eastern Atlantic Insurance Company, Western Pacific Mutual Insurance Company, Barbara Parmer, Parmer Family 2016 Continuity Trust, and The Parmer Family Partnership, LP, are parties to a Voting and Support Agreement dated February 23, 2023, as attached hereto at Exhibit 2 and incorporated herein by reference, related to the shares of the company in connection with with an Agreement and Plan of Merger by and between the Company and Partners Bancorp.

Item 7.	Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) §240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit 1. Joint Filing Agreements and Powers of Attorney

Exhibit 2. Voting and Support Agreement dated February 23, 2023

CUSIP NO. 53578P105	Page 18 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2023

/s/ George Parmer
George Parmer, as an individual, as Member of Residential Warranty Company LLC, President of Eastern Atlantic Insurance Company, President of Western Pacific Mutual Insurance Company, Authorized Signer for Parmer Family 2016 Continuity Trust, General Partner of The Parmer Family Partnership, LP, Authorized Signer for Parmer 2016 Descendants Transfer Trust share Jeaneve, and Authorized Signer for Parmer 2016 Descendants Transfer Trust share Adam

/s/ Barbara Parmer
Barbara Parmer, as an individual